

Mail Stop 6010

April 3, 2008

<u>VIA U.S. MAIL</u>

Gary L. Ellis
Chief Financial Officer
Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, Minnesota 55432

      Re: **Medtronic, Inc.**
               Form 10-K for the fiscal year ended April 27, 2007
               Filed June 25, 2007
               File No. 001-07707

Dear Mr. Ellis:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           Angela Crane
                           Branch Chief